Exhibit 99.1

Global Traffic Network, Inc. Reports Fiscal 2011 Annual and

Fourth Quarter Operating Results

Quarterly Revenue Increases 44% to $33.5 million

Adjusted Operating Income Up 134%

New York, NY, September 13, 2011 – Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the United States, today announced its results for the fiscal fourth quarter and year ended June 30, 2011.

The Company’s revenue for the quarter ended June 30, 2011 was $33.5 million, an increase of 44% from $23.2 million reported in the fourth quarter of fiscal 2010. Revenue from the Company’s Australian, Canadian and United Kingdom operations were up 41%, 50% and 50%, respectively, from the fiscal fourth quarter of 2010. When measured in local currencies, Australian, Canadian and United Kingdom revenues increased 17%, 43% and 38%, respectively compared to the prior year quarter.

Adjusted Operating Income increased from $2.4 million for the fiscal fourth quarter ended June 30, 2010 to $5.7 million for the quarter ended June 30, 2011. The Company defines Adjusted Operating Income (Loss) as net operating income (loss) plus depreciation and amortization expense. Adjusted Operating Income includes the impact of non-cash compensation from the granting of stock options and restricted stock which was $0.4 million for the current quarter compared to $0.3 million for the previous year quarter.

Net income for the fourth quarter of fiscal 2011 was $4.0 million compared to net income of $0.4 million for the same quarter a year ago. Included in the United Kingdom results were $0.7 million of amortization expense related to the intangibles of the Company’s acquisition of Unique Broadcasting in March 2009.

The Company’s revenue for the year ended June 30, 2011 was $117.4 million, an increase of 26% from $93.3 million reported for fiscal 2010. Revenue from the Company’s Australian, Canadian and United Kingdom operations were up 23%, 58% and 19%, respectively, from the year ended June 30, 2010. When measured in local currencies, Australian, Canadian and United Kingdom revenues increased 10%, 51% and 18%, respectively compared to the prior year.

Adjusted Operating Income more than doubled to $18.3 million for the year ended June 30, 2011 compared to $9.0 million for the year ended June 30, 2010. Adjusted Operating Income includes the impact of non-cash compensation from the granting of stock options and restricted stock which was $1.4 million for the current year compared to $1.2 million last year.

Net income for fiscal 2011 was $8.9 million compared to net income of $0.6 million last year. In addition to the continued (and increased) profitability of the Australian operations, the Company’s United Kingdom operations attained profitability while the Company’s Canadian operations significantly reduced their net loss compared to the year ended June 30, 2010. Included in the United Kingdom current results were $2.6 million of amortization expense related to the intangibles of the Company’s acquisition of Unique Broadcasting in March 2009.

Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We are pleased with the increase in Adjusted Operating Income for both this quarter as well as the whole year. Our Adjusted Operating Income more than doubled for the quarter while our annual Adjusted Operating Income has grown over four fold in the past two years, from $3.8 million for fiscal 2009 to $18.3 million for the latest fiscal year.”

Mr. Yde continued, “Global Alert Network, our personalized alerting product for mobile phones, has added a significant number of subscribers since our launch in February 2011. We now have in excess of 300 thousand users and these subscribers received over 1.5 million traffic and weather alert messages in the month of August alone. In addition, we have brought the I-Phone on line in August and expect to begin to add a significant number of subscribers for this device shortly. We are continuing to actively market the commercial availabilities to advertisers and are optimistic about the revenue potential of the service.”

Mr. Yde concluded, “Our Company continues to generate strong free cash flow and maintain a solid balance sheet which has no debt and significant cash balances. We are well positioned in the advertising market place, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.”

Fiscal First Quarter 2012 Outlook

July 2011 Preliminary Revenue

The Company, based on its internal financial reports and the exchange rates for July 2011, expects revenue for July to be approximately $10.0 million, compared to approximately $7.9 million for July 2010 based on the July 2010 exchange rates below. The Company’s quarterly income statements are translated based on the average exchange rate for the quarter, and therefore a change in the exchange rates from July 2011 to August and September 2011 could change the projected amount of the July 2011 revenue in United States dollars as reported in the Company’s quarterly financial statements.

	Currency Exchange Rates for Revenue Information
	Month Ending July 31, 2011	Month Ending July 31, 2010	Difference
Australia	1.0782	0.8780	+22.8%
Canada	1.0462	0.9585	+9.1%
United Kingdom	1.6154	1.5302	+5.6%

August 2011 Preliminary Revenue

The Company, based on internal pacing reports and the exchange rates for August 2011, expects revenue for August to be in the range of $11.2 million to $11.6 million, compared to approximately $7.6 million for August 2010 based on the August 2010 exchange rates below. The Company’s quarterly income statements are translated based on the average exchange rate for the quarter, and therefore a difference in the exchange rates from August 2011 compared to July and September 2011 could change the projected amount of the August 2011 revenue in United States dollars as reported in the Company’s quarterly financial statements.

	Currency Exchange Rates for Revenue Information
	Month Ending August 31, 2011	Month Ending August 31, 2010	Difference
Australia	1.0506	0.9003	+16.7%
Canada	1.0190	0.9608	+6.1%
United Kingdom	1.6359	1.5652	+4.5%

Conference Call

Global Traffic Network, Inc. will host a conference call at 8:30 a.m. ET on Tuesday,

September 13, 2011, to discuss its fiscal fourth quarter and fiscal year 2011 results. To listen to the call, dial (877) 303-9131 (domestic), or (408) 337-0141 (international), and enter the pass code 98700383. The call will also be available live on the Internet at www.globaltrafficnetwork.com. A replay of the call will be available from 11:30 a.m. September 13, 2011 through September 20, 2011. To access the replay, please call (855) 859-2056 (domestic) or (404) 537-3406 (international) and enter the following code: 98700383.

About Global Traffic Network

Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.

This press release contains statements that constitute forward-looking statements. These statements reflect the Company’s current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in the Company’s annual report 10-K, which may cause the actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “anticipate,” “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. The Company does not undertake to revise or update any forward-looking statements to reflect future events or circumstances.

Currency Exchange Rates for Income Statement Information

	Three Months Ending June 30, 2011	Three Months Ending June 30, 2010	Difference
Australia	1.0629	0.8827	+20.4%
Canada	1.0336	0.9719	+ 6.3%
United Kingdom	1.6315	1.4917	+ 9.4%

Estimated Inventory, Rate, Sell-Out information in local currency (Radio only)

Three months ended June 30, 2011

	Australia	Canada	United Kingdom
Average weekly spots	12,300	9,400	20,300
Average rate per spot sold	$129	$50	£19
Percentage of spots sold	88%	65%	97%

SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION

Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.

Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with United States generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), which is the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.

The following presents the reconciliation of net operating income to Adjusted Operating Income for the three and twelve month periods ended June 30, 2011 and 2010.

	Three Months Ended		Twelve Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income	$4,137	$1,019	$12,319	$3,705
Add back:
Depreciation and amortization expense	1,553	1,416	5,975	5,326

Adjusted Operating Income	$5,690	$2,435	$18,294	$9,031

Global Traffic Network, Inc.

Income Statement Detail

(Unaudited)

(In thousands)

Three Months Ended June 30,

	2011 Australia	2011 Canada	2011 UK	2011 Alert*	2011 Corporate	2011 Total
Revenues	$20,015	$4,523	$8,960	$1	$—	$33,499
Operating expenses
Traffic	6,500	2,923	6,339	417	—	16,179
News	3,509	—	496	—	—	4,005
TV	313	—	—	—	—	313
Selling, G&A	3,492	1,181	1,207	34	—	5,914
Corporate overhead	470	—	90	—	469	1,029
Non-cash compensation	—	—	—	—	369	369
Depreciation/amortization	271	490	792	—	—	1,553

Net operating income (loss)	5,460	(71)	36	(450)	(838)	4,137

Interest expense	—	—	—	—	—	—
Other (income)	(406)	—	(4)	—	(1)	(411)
Other expense	—	12	—	—	87	99

Net income (loss) before taxes	5,866	(83)	40	(450)	(924)	4,449
Income tax expense (benefit)	1,764	—	(209)	—	(1,153)	402
Net income (loss)	$4,102	$(83)	$249	$(450)	$229	$4,047

	2010 Australia	2010 Canada	2010 UK	2010 Alert*	2010 Corporate	2010 Total
Revenues	$14,224	$2,977	$6,040	$—	$—	$23,241
Operating expenses
Traffic	5,208	2,561	4,763	140	—	12,672
News	2,247	—	431	—	—	2,678
TV	231	—	—	—	—	231
Selling, G&A	2,581	819	668	33	—	4,101
Corporate overhead	392	—	—	—	436	828
Non-cash compensation	—	—	—	—	296	296
Depreciation/amortization	232	483	675	26	—	1,416

Net operating income (loss)	3,333	(886)	(497)	(199)	(732)	1,019

Interest expense	—	—	—	—	—	—
Other (income)	(216)	—	2	—	1	(213)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	3,549	(886)	(499)	(199)	(733)	1,232
Income tax expense (benefit)	1,069	—	(204)	—	11	876
Net income (loss)	$2,480	$(886)	$(295)	$(199)	$(744)	$356

*	Global Alert Network, Inc. (formerly Mobile Traffic Network, Inc.)

Global Traffic Network, Inc.

Income Statement Detail

(Unaudited)

(In thousands)

Twelve Months Ended June 30,

	2011 Australia	2011 Canada	2011 UK	2011 Alert*	2011 Corporate	2011 Total
Revenues	$69,732	$15,017	$32,651	$1	$—	$117,401
Operating expenses
Traffic	23,944	10,643	23,421	1,048	—	59,056
News	11,532	—	2,015	—	—	13,547
TV	1,090	—	—	—	—	1,090
Selling, G&A	12,312	4,184	3,803	114	—	20,413
Corporate overhead	1,783	—	180	—	1,636	3,599
Non-cash compensation	—	—	—	—	1,402	1,402
Depreciation/amortization	1,070	1,964	2,940	1	—	5,975

Net operating income (loss)	18,001	(1,774)	292	(1,162)	(3,038)	12,319

Interest expense	—	—	—	—	—	—
Other (income)	(1,308)	(4)	(14)	—	(1)	(1,327)
Other expense	—	39	—	—	99	138

Net income (loss) before taxes	19,309	(1,809)	306	(1,162)	(3,136)	13,508
Income tax expense	5,812	—	(119)	—	(1,128)	4,565
Net income (loss)	$13,497	$(1,809)	$425	$(1,162)	$(2,008)	$8,943

	2010 Australia	2010 Canada	2010 UK	2010 Alert*	2010 Corporate	2010 Total
Revenues	$56,451	$9,464	$27,389	$31	$—	$93,335
Operating expenses
Traffic	20,066	9,675	21,229	541	—	51,511
News	9,024	—	1,800	—	—	10,824
TV	931	—	—	—	—	931
Selling, G&A	10,097	2,837	3,281	175	—	16,390
Corporate overhead	1,588	—	—	—	1,815	3,403
Non-cash compensation	—	—	—	—	1,245	1,245
Depreciation/amortization	982	1,386	2,854	104	—	5,326

Net operating income (loss)	13,763	(4,434)	(1,775)	(789)	(3,060)	3,705

Interest expense	15	—	—	—	—	15
Other (income)	(729)	(9)	(129)	—	(100)	(967)
Other expense	—	6	—	26	—	32

Net income (loss) before taxes	14,477	(4,431)	(1,646)	(815)	(2,960)	4,625
Income tax expense (benefit)	4,360	—	(388)	—	26	3,998
Net income (loss)	$10,117	$(4,431)	$(1,258)	$(815)	$(2,986)	$627

*	Global Alert Network, Inc. (formerly Mobile Traffic Network, Inc.)

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands except share and per share amounts)

	Three Months Ended June 30		Twelve Months Ended June 30
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$33,499	$23,241	$117,401	$93,335

Operating expenses (exclusive of depreciation and amortization shown separately below)	20,497	15,581	73,693	63,266
Selling, general and administrative expenses	7,312	5,225	25,414	21,038
Depreciation and amortization expense	1,553	1,416	5,975	5,326

Net operating income	4,137	1,019	12,319	3,705
Interest expense	—	—	—	15
Other (income) (including interest income of $411 and $214 for the three months ended June 30, 2011 and 2010 and interest income of $1,318 and $727 for the twelve months ended June 30, 2011 and 2010)	(411)	(213)	(1,327)	(967)
Other expense	99	—	138	32

Net income before income taxes	4,449	1,232	13,508	4,625
Income tax expense	402	876	4,565	3,998

Net income	$4,047	$356	$8,943	$627

Income per common share:
Basic	$0.22	$0.02	$0.49	$0.03
Diluted	$0.21	$0.02	$0.48	$0.03
Weighted average common shares outstanding:
Basic	18,734,887	18,091,502	18,344,388	18,115,530
Diluted	19,282,131	18,121,113	18,825,649	18,132,721

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2011	June 30, 2010
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$41,655	$19,564
Accounts receivable net of allowance for doubtful accounts of $191 and $69 at June 30, 2011 and 2010	27,508	18,790
Prepaids and other current assets	1,658	1,989
Deferred tax assets	387	239

Total current assets	71,208	40,582
Property and equipment, net	5,841	6,693
Intangibles	11,245	13,013
Goodwill	4,572	4,257
Deferred tax assets	196	129
Other assets	213	414

Total assets	$93,275	$65,088

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$18,835	$11,709
Deferred revenue	560	810
Income taxes payable	2,521	1,306

Total current liabilities	21,916	13,825
Deferred tax liabilities	2,938	2,747
Other liabilities	939	349

Total liabilities	25,793	16,921

Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2011 and June 30, 2010	—	—
Common stock, $.001 par value; 100,000,000 shares authorized; 19,050,172 shares issued and outstanding as of June 30, 2011 and 18,409,834 shares issued and outstanding as of June 30, 2010	19	18
Additional paid in capital	54,821	51,391
Accumulated other comprehensive income	7,330	389
Retained earnings (accumulated deficit)	5,312	(3,631)

Total shareholders’ equity	67,482	48,167

Total liabilities and shareholders’ equity	$93,275	$65,088

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Twelve Months Ended June 30,
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$8,943	$627
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,975	5,326
Allowance for doubtful accounts	122	(81)
Non-cash compensation expense	1,402	1,245
Change in deferred taxes	157	(403)
Foreign currency translation income	—	(101)
Loss on disposal or write down of assets	94	92
Changes in assets and liabilities (net of effects from purchase of controlled entity):
Accounts receivable	(4,913)	(2,700)
Prepaid and other current assets and other assets	878	(481)
Accounts payable and accrued expenses and other liabilities	5,176	680
Deferred revenue	(405)	(391)
Income taxes payable	790	(714)

Net cash provided by operating activities	18,219	3,099

Cash flows from investing activities:
Purchase of property and equipment	(1,611)	(1,244)
Acquisition of business	—	(3,488)

Net cash used in investing activities	(1,611)	(4,732)

Cash flows from financing activities:
Proceeds from exercise of warrants	1,791	—
Proceeds from exercise of employee stock options	31	—
Repayment of long term debt	—	(414)

Net cash provided by (used) in financing activities	1,822	(414)

Effect of exchange rate changes on cash and cash equivalents	3,661	192

Net increase (decrease) in cash and cash equivalents	22,091	(1,855)
Cash and cash equivalents at beginning of fiscal period	19,564	21,419

Cash and cash equivalents at end of fiscal period	$41,655	$19,564

Supplemental disclosures of cash flow information:
Cash paid during the fiscal period for:
Interest	$—	$15

Income taxes	$5,141	$5,133

At KCSA Strategic Communications

Phil Carlson/Adam Pollack, 212-896-1233/1232

pcarlson@kcsa.com/apollack@kcsa.com

or

At Global Traffic Network, Inc.

Scott Cody, 212-896-1255

Chief Financial Officer,

Chief Operating Officer & Treasurer

scott.cody@globaltrafficnet.com

Source: Global Traffic Network, Inc.